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INVEST IN **SEEDSHEET**

The Shark Tank Success Daymond John Says Will Disrupt the $55B Garden Industry

LEAD INVESTOR



Xavier Helgesen Founder, Enduring Ventures (a cash flow-focused holding company). Co-Founder, Better World Books ($70 Million+ e-commerce company)

Seedsheet has everything you could want in a growing business. It has a patented product that is loved by its growing community of gardeners. It has GREAT margins: some of the best I have seen in e-commerce. And it has a giant market: over $40 billion spent annually on gardening. I have had the privilege of watching the team get stronger and stronger over the past two years. The operations have gotten ready for scale, some serious industry pros have been recruited, and the company's site keeps getting easier to use and more focused on its best products. I'm excited for everyone to be a part of this company's story in the next phase.

Invested $50,000 this round & $344,181 previously

seedsheets.com Middlebury VT

Technology | Food & Beverage | Consumer Goods | B2C | Agriculture & Agtech

Highlights

1. 💰 Has already generated $5M in revenue, with $2M in the last 12 months
2. 🦈 Started a bidding war on Shark Tank!
3. 📺 As seen on Good Morning America, Fortune, Forbes, and Fast Company
4. 📈 The $55B gardening market is exploding, even beyond the pandemic
5. 🏆 Millennials make up 29% of gardeners and are growing rapidly
6. 🧑‍🌾 78% of U.S. Households garden, and millions more start every year
7. 👏 Seedsheet already has more than 50,000 enthusiastic customers

Our Team



Cam MacKugler Founder, VP Product

Acclaimed developer of disruptive consumer products. Former VP of Sustainability at Breadloaf, LEED Architect. His inventions have been featured in Popular Science, Fast Company, Fortune, and many more.

I've always LOVED gardening. I learned how to do it as a child with my grandparents, and I do it with my own children today. But some parts of gardening suck! I hate pulling weeds, and no one likes spraying nasty chemicals on their food. With Seedsheet I can make my favorite hobby easier and healthier for families like mine all over the world.



Rob Kennedy CEO

Proven experience leading teams and growing successful businesses, 2 corporate exits. Previously VP Business Development at Socialcam (Acq. by Autodesk), the fastest app ever to reach 1M downloads in the app store, grew to 70M users in 2 yrs.



Chris Stroud CMO

Industry leader in consumer marketing; his campaigns have driven over 1B collective views and $300M+ in DTC e-commerce sales. Partner at Harmon Brothers: the agency responsible for the meteoric growth of Squatty Potty, Poo-Pourri, Purple Mattresses.



Xavier Helgesen Chairman

Founder and former CEO of multiple successful startups responsible for $50M+ annual revenue, including Zola Electric and Betterworld Books.



Jim Feinson Board of Directors

Former President and CEO of Gardener's Supply, one of the nation's largest multi-channel sellers of gardening products and accessories



Alice Li Board of Directors

Founder and CEO of First Day Vitamins, the world's leading direct-to-consumer brand for gummy vitamins. Former Sr. Consultant at Bain & Co., Yale University



Joe Chandler Director of Operations

10+ years experience leading teams to ship products to millions of customers around the world. Previously Dir. Operations at Betterworld Books; responsible for leading a

the world. Previously Dir. Operations at Betterworld Books. responsible for leading a team of 50 to ship more than 1M orders/yr. to 700k+ customers in 120 countries.

Why Seedsheet?


seedsheet
We make gardening ridiculously easy
We're on a mission to become the ultimate backyard brand, to empower everyone to grow their own food, and convert their backyard into their own personal supermarket.
custom raised bed garden
SHARK TANK
FORTUNE
Better Homes and Gardens
POPULAR SCIENCE

We're on a mission to become the ultimate backyard brand, to empower everyone to grow their own food, and convert their backyard into their own personal supermarket.

Gardening is our passion, and what could be more fulfilling than helping people grow their own food?

Gardening doesn't have to be difficult, we make it easy!

Gardening made *ridiculously* easy



Pick Your Plants

Design your perfect garden or choose curated kits from over 80 Organic and Non-GMO plants



Grow

Just place your Seedsheet on top of soil. No planting required! Weed-blocking fabric keeps weeds away organically



Enjoy!

Eat with confidence, knowing you've grown the freshest, healthiest, organic food possible!

Message from Cam MacKugler, Founder

When I was growing up, I spent my summers working for my grandfather. As a kid it would be odd jobs around his house and garden, and in high school I was splitting firewood from the land he bought, and building houses on that land to eventually sell to his new neighbors. The man was an entrepreneurial legend, the embodiment of stoicism, and the tenacity and drive that he imparted on me as a kid still burns in me today.

In high school I pursued cross country ski racing, an obscure sport for most of the country, but a ubiquitous part of winter in Vermont. Due in no small part to the unending hours spent splitting firewood, I became a national champion, 7-time All-American, was recruited to a Division-I college, and raced for the US Ski Team... I split a LOT of firewood...




PESTO
GMA
@GMA
00:50

In college I fell in love with sustainable architecture, similarly inherited from my time spent building houses for my grandfather. I minored in Environmental Studies, and after graduating, I worked for an architecture firm focusing on sustainable design. I drafted blueprints of growing roofs, and vegetated walls, and incorporated plants into nearly every building.

One summer I house-sat for a co-worker, and because it was Vermont, the house was actually a fully functioning 80-acre dairy farm, replete with cows, chickens, and a majestic garden. I'd spend my days drafting blueprints, and my evenings harvesting dinner from the backyard. One night, as I picked kale for a salad, I noticed the meticulous rows of plants, and I had my epiphany: 'Why aren't there blueprints for plants!?'



Gardening demystified.

There's nothing better than walking to your backyard to harvest fresh herbs, pluck a ripe tomato, or relax with your morning coffee or evening cocktail.

Growing food is an exciting, and incredibly rewarding experience. We're here to make it as enjoyable as possible.

SHARK TANK FORTUNE POPULAR SCIENCE Better Homes and Gardens npr abc GOOD MORNING AMERICA

I sketched the first iteration of Seedsheet in my co-worker's farmhouse with his kids' crayons. It combined architectural CAD precision with my grandfather's

method of transplanting seedlings into holes cut in an old rug. Six months, and several prototypes later, I launched our first Kickstarter campaign. Another six months later we were on Home Depot shelves. Shortly after that we did a deal on Shark Tank, sold out on QVC and Good Morning America, and have been growing ever since.

It hasn't been an easy road, but ever since I was a young kid swinging axes, hammers, and ski poles, I've learned that perseverance and drive can really make anything attainable. Seedsheet has evolved and grown, through national television exposure, Covid-spurred demand, Covid-obliterated supply chains, and through each opportunity and challenge we've come out the other side stronger and smarter.


PATENTED
Utility Patent Awarded July, 2021.

Thank you for your interest and support in SeedSheets, it means the world to us.

If you ever have any questions and concerns, please don't hesitate to reach out. We also appreciate any kind words and sharing our story with your friends!

- Cam

What people are saying about Seedsheet...


"Now you don't need a greenthumb to grow fresh,
FAST COMPANY

healthy produce."

FORTUNE

"In recent years, food has been one of the tech industry's hottest areas. Now a Vermont Startup has brought this Do-It-Yourself phenomenon to gardening."

We make growing food **ridiculously easy.**

VICE

"Use an algorithm to print out your next garden"

"It's even easier than a trip to your

Treehugger

local farmers' market.”

seedsheet

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